UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008
KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)
8/Fl., Fo Tan Railway House, No. 9 Lok King Street, Fo Tan, N.T., Hong Kong.

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                    .]

Press release
Tuesday, April 22, 2008
Kowloon-Canton Railway Corporation intends to delist bonds from
NYSE and deregister from U.S. SEC reporting
Kowloon-Canton Railway Corporation (“KCRC”) announces with respect to its US$1,000,000,000 8.0% Notes due 2010 (the “Notes”), that it intends to voluntarily withdraw the Notes from listing on the New York Stock Exchange. Following the delisting of the Notes from the New York Stock Exchange, it intends to withdraw the Notes from registration with the U.S. Securities and Exchange Commission under the Securities and Exchange Act of 1934.
KCRC’s Notes are listed on the Hong Kong Stock Exchange and the London Stock Exchange, in addition to the New York Stock Exchange, and KCRC provides annual and periodic reports to its investors pursuant to Hong Kong law and the rules of the Hong Kong Stock Exchange and the London Stock Exchange.
KCRC has decided to proceed with the delisting of the Notes from the New York Stock Exchange in light of (1) the continued public availability of information about KCRC, (2) the small number of record holders of the Notes and (3) the limited trading of the Notes on the New York Stock Exchange.
KCRC will maintain the listing of the Notes on the London Stock Exchange and Hong Kong Stock Exchange.
KCRC will make this press release available on its website (http://www.kcrc.com) until the delisting from the NYSE is effective and the Notes have been deregistered from the SEC. KCRC will continue to publish its annual report on its website.
Holders of the Notes will continue to receive their interest payments and principal upon maturity through the Notes’ trustee, The Bank of New York.
- End -

For media enquiries, please contact:
Ms. Yvonne Leung
(Tel) 2993 2081     (Fax) 2690 4313

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION
Date	22 April 2008	By	/s/ Michael Arnold
			Name:	Michael Arnold
			Title:	Company Secretary